April 12, 2007
Via Electronic Filing, Fax, Next Day Air

Mr. Jason Wynn, Esq.
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Croff Enterprises, Inc.
SEC File No. 1-16731
Response to Securities and Exchange Commission -
Proxy Comment Letter Dated March 29, 2007,
With Second Amended Proxy Statement.

Dear Mr. Wynn:

Our office, as general counsel for Croff Enterprises, Inc., (hereafter “Croff”, the “Company” or the “Registrant”) has been asked to respond to your comment letter of March 29, 2007 pertaining to the first amended preliminary proxy statement filed by the company pursuant to Schedule 14A.  The following representations should be deemed made and construed as if made directly by the company for whom we are acting as legal counsel.  The president and chairman of the board of Croff, Mr. Gerald L. Jensen, is likewise signing an attached certification to this letter to affirm all representations and undertakings of the registrant pursuant to direction of its board.

The company, in addition to filing a copy of this letter as a non-public correspondence document, is concurrently electronically filing and sending to your office by facsimile a copy of this letter and delivering by next day air the original of this letter with two redline mark-ups of the revised proxy statement and an unmarked copy.  Should you require further additional review copies, please contact the undersigned or the company at your earliest convenience and we will supply whatever additional copies would facilitate your review.  All page references in this letter are to the redline versions and not the corrected filed version.

Pursuant to the closing comments of your letter, this letter is being co-signed through an attached certification by the president who is making the following affirmations for the company as requested by the Commission for the information supplied:

•	The company is responsible for the adequacy and accuracy of disclosure in this filing;

Mr. Jason Wynn
Division of Corporate Finance/ SEC
October 25, 2007

•	Staff comments or changes to disclosure in responses to staff comments, do not foreclose the Commission from taking any action with respect to the filing;

•	The company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Having now made the foregoing affirmation as required in your comment letter, the registrant wishes to respond directly to your comments with further reference to the portion of the enclosed second amended proxy statement which we believe would be relevant and applicable to your comments:

While minor changes are indicated in the redline version submitted in paper format, Croff has not made specific reference in this response letter to what it considers to be minor changes involving spelling, grammar, punctuation or usage errors and their corrections.  Any further changes which would be substantive in nature, and beyond the scope of the foregoing type of editing corrections, we will identify and comment on as voluntary corrections at the end of the response to your specific comment letter items.

1. Comment #1– Your general comment #1 concerned the creation of an introduction page or brief summary letter.

The company has elected to prepare a Notice of Meeting form which it isconcurrently submitting with this filing and which document attempts to set-out abrief general outline of the matters to be voted upon with a short generalintroduction by the chairman of the board.  We inadvertently failed to include this Notice of Meeting along with the earlier filing and believe that this should satisfy the request contained in your comment #1.

2. Comment #2– You asked the registrant to again review Item 19 of Schedule
14A, which we understand to primarily relate to disclosing amendments to the Articles or By-laws, and to separate out the description of those requested changes to which the proxy statement and proxy ballot would pertain.  Specifically, we understood you to ask for a more complete description of plans to issue common or preferred “A” shares and to include a discussion of the “effects” of the proposed items.

As you will note, the summary description of Matters to be Voted Uponcommencing on page 11 has been substantially rewritten with the intent to complywith your comment #2 to provide a brief overall description of the proposed item in the same manner which it will appear upon the proxy ballot, followed by an explanation of the basic reasons and anticipated consequences of the adoption of the item, concluding with a brief explanation of the board of directors’ position on the item.  We believe this revision is sufficiently comprehensive for the summary description of the Items to be Voted Upon, but is not meant or intended to replace the more complete description and analysis of Items to be Voted Upon commencing on page 32 through page 38.  Specifically, we have also tried to make clear in this revised section, the TRBT general position and contribution to the final exchange agreement, as well as to specifically define the board of directors’ position.  Further, we have hopefully made explicit that there is no present plan or intent to issue out any further common or preferred “A” shares as part of the exchange agreement.

Mr. Jason Wynn
Division of Corporate Finance/ SEC
October 25, 2007

3. Comment #3– In comment #3, you asked Croff to describe “plans” for the use of the to be transferred oil and gas assets.  Further, you requested removal of disclaimers related to fairness.

Initially in response to comment #3, we have included a short description on Item3 page 13 indicating that the principal shareholders will continue to operate the oiland gas assets in the same manner as previously operated by the public company.  The future ownership and status of these oil and gas assets by the Croff principals is further set-out and explained in more detail on page 37 of the Analysis of Items to be Voted Upon.

In further response to your comment #3, the company has removed from thecurrent proxy statement all references to “fairness” or “reasonableness” as itrelates to the position of the board of directors to take “no formal position” as to the tender offer for the preferred shares, which essentially amounted to a tender offer for the oil and gas assets, by the Croff principals in 2005.  However, and perhaps the distinction was not made clear in our earlier filing, the present board has determined that the sale and transfer of the oil and gas assets pursuant to the current exchange agreement, coupled with the dissenting shareholders rights procedures, does constitute a reasonable and recommended proposal. We believe this distinction has been fully and adequately made in the present draft of the proxy statement.

Mr. Jason Wynn
Division of Corporate Finance/ SEC
October 25, 2007

4. Comment #4 - In your comment #4, you asked the company to review again Items 401, 402 and 404 of Regulation S-K and particularly New Release No. 34-54302A and to conform our disclosure accordingly, including use of required tables where applicable.

It appeared that your comment #4 initially and specifically focused upondisclosure of the Executive Compensation sections of the current proxy statementand then more broadly referenced Other Corporate Governance Matters and Description of Related Party Transactions, all as set-out in Items 401, 402 and407 of Regulation S-K, and as updated by new release #34-54302A.  Thecompany and its counsel have reviewed, again, those recited regulations and have made the following changes to more fully comply:

(1)           Commencing on page 19 of the current proxy statement, we haveincorporated, pursuant to our understanding of release #34-54302A, a new sectionentitled “Compensation Discussion and Analysis" in which we have attempted to discuss both the basis for which compensation is awarded in the company and purposes of that compensation.  This disclosure is attempted both as to the current management and prospective management so far as known. We then follow this narrative section with a summary compensation table, as outlined in the foregoing release, both for current management and prospective management based upon information disclosed to the company by prospective management.  We have reviewed the narrative material and other tables discussed in new release #34-54302A and deemed that neither further discussion or use of the further tables were required or warranted under the circumstances, since there is essentially no indirect compensation or any stock rights or warrants involved in the current or known future description of compensation and the full compensation benefits are fully described in the narrative material and tables as now set-out.

(2)           We would also note in addition to this treatment of compensation, we havereviewed the application of Item 401 dealing with Related Party Transactions and407 Dealing with Corporate Governance.  As a result, in addition to the material previously employed in the proxy statement, we have expanded the Certain Relations and Related Transactions section beginning on page 27 and specifically included a general paragraph as to how conflicts were attempted to be avoided historically in the company through the use of a disinterested majority board of directors.  We have further expanded the Corporate Governance section on page 29 to include a further discussion of “Conflict Avoidance”, “Director Compensation”, “Audit Committee Charter”, “Code of Ethics” and “Nominating Process” all within the Corporate Governance sector.  We now feel that the disclosure is fully compliant with the foregoing Regulation S-K items.

Mr. Jason Wynn
Division of Corporate Finance/ SEC
October 25, 2007

5. Comment #5– In comment #5 you requested Croff to clarify parties and procedures for any related party transactions and to more particularly describe parties and procedures consistent with Item 404(a) & (b) of Regulation S-K.  Further, you asked for identification of all related transactions which did not require review or approval.

We believe that the process by which all related or interested party transactionshave been handled historically in the company are fully explained and treated inthe updated and revised description found in Related Transactions on page 27 and Corporate Governance on page 27.  The actual application of these procedures is also included and made a part of the sections on significant historical proposals commencing on page 39 and the History of the TRBT Transaction commencing on page 42.

6. Comment #6– You asked us to further review “Matters to be Voted Upon” to insure “unbundling” and to include specific review and comments of the Board as set-out with specific headings.

We interpret your comment #6 to require a response by the company as to howwe have more fully complied with describing the actual terms of the exchangeagreement and the Items to be Voted Upon in the revised proxy statement.  As you may note, the Summary Description of the Transaction in the proxy commencing on page 7 to page 8 has been rewritten to more explicitly make clear the overall terms of the proposed transaction.  You may also note that on top of page 8, we have included a new paragraph to make clear early on in the proxy statement, that there is a more significant and complete description of the dissenting shareholder rights provisions with reference to that section.  The Summary of the Exchange Agreement and Terms has been substantially revised on pages 8 through 10 to address some of these specific concerns which you have earlier raised; for example, treatment of oil and gas assets post closing, absence of any plan or commitment to issue further common or preferred “A” shares, as well as other specific matters.  Finally, we believe that we have now sufficiently “unbundled” and discussed both the basic rationale, consequences and generic risk factors pertaining to the Summary of the Items to be Voted Upon commencing on page 12 through 13, as well as more fully describing and discussing these items commencing on page 32 through 38.

Mr. Jason Wynn
Division of Corporate Finance/ SEC
October 25, 2007

7.  Comment #7– Regarding comment #7, we understood you to ask the registrant to reconsider instruction 3 to Item 14 of Schedule 14A and required disclosure, particularly related to a “Summary Term Sheet”.

We note your comment #7 to require a further review of instruction 3 of item14 of Schedule 14A and believe that the present proxy statement satisfies theinitial outline requirements for a Summary Term Sheet in the revised Summary of the Exchange Agreement and Proxy Terms currently found on page 8 through 10, as well as the newly enclosed notice of meeting containing a very summary listing of the items to be voted upon as a separate document.

8.  Comment #8 – In comment #8, the Commission has asked us to provide more detail about the general merger or acquisition history of the company.

In response to your comment #8, we have created an entirely new section entitled“Significant Historical Proposals” commencing on page 39, which we believelogically follows and complements the general description on Background and Purposes for the Transaction on page 39 by going through and identifying all significant merger, acquisitions or other reorganization discussions dating back to the company’s commitment to pursue such actions from approximately 1995 forward.  In setting out this detailed description, it should be understood that there were various proposals which were made, some of which are frankly not remembered, which did not rise to the level of being seriously entertained by the board of directors or accorded any due diligence effort.  Included within the Summary of Historical Events, are all merger and acquisition or other reorganization proposals which merited a board review or for which there are some due diligence information or a letter of intent.  Very little non-public information was generated in these efforts, but to the degree that such information existed it has been described in this narrative section and will be provided to the Commission as supplemental material upon request.

9.  Comment #9– We understood your comment #9 to request Croff to narratively describe the history of negotiations with TRBT leading to the present exchange agreement and proxy process.

We regarded your comment #9 as requesting a detailed narrative historicalsummary and analysis of the TRBT transaction.  We have attempted to complywith this request by including a History of the TRBT Transaction commencing on page 42 of the present proxy statement.  We believe this new section not only contains the essential milestones of the overall history of the negotiations leading to the present proxy solicitation, but contains analysis of the board’s consideration and positions as the negotiations evolved.  Again, there was not much non-public information provided as Croff relied primarily upon the attached and incorporated public financial statements of TRBT or their earlier statements and the representations and undertakings in the detailed exchange agreement.  The company did do some internal work papers related to projections of net worth and other financial ratios based upon the TRBT formal financial statements, which are noted in this Historical Description and which are being produced supplementally to the Commission.

Mr. Jason Wynn
Division of Corporate Finance/ SEC
October 25, 2007

In specific response to the bullet items contained on page 4 of your comment letter under this comment #9, we would respond as follows:

(1)           We believe that the type and amount of the merger consideration has beenexhaustively treated both in the summary and detail description of the mergerterms as previously referenced.

(2)           We believe that the structure of the transaction has been thoroughlyexplained both historically and as it is presently being presented to theshareholders.

(3)           There are essentially no deal protection provisions based upon the fact thatboth parties have completed their due diligence to the satisfaction of eachcompany as outlined in the exchange agreement and the only closing contingency which remains is the clearly stated right of TRBT to rescind the transaction should there be more than 17% of the total shareholders which may demand dissenting shareholder rights.

(4)           There are no known shareholder or voting agreement.

(5)           Exchange ratios are believed clearly set-out in the description of theexchange agreement and the final percentage of shareholders are explained in thesummary and detailed description of the exchange agreement or its exhibits as previously described.

10.  Comment #10 - Comment #10 requests the registrant to describe in the proxy all material non-public documents relied upon and to submit copies to the commission.

You have requested a summary in the proxy statement of all material non-publicinformation.  We believe we have described that there were very little non-public information used to complete the analysis of this transaction. Inessential terms, Croff relied upon the enclosed and publicly provided financial statements with accounting notes by TRBT and the oral meeting with the accounting experts in Los Angeles, as described in the History of a Transaction, followed by the due diligence investigation on site in China by the president of Croff.  The few internal financial work papers making financial projections and ratio calculations based upon the formal financial statements have been previously described and are being made available to the Commission, but are included in the narrative description of the History of a Transaction.  On the part of TRBT, Croff supplied to them no non-public information and to the registrant’s knowledge they have relied upon the prior and current 34’ Act report filings and certain follow-up questions asked orally of the Croff management.

Mr. Jason Wynn
Division of Corporate Finance/ SEC
October 25, 2007

11.  Comment #11– Comment #11 asks for a listing in the proxy statement of all documents incorporation by reference in the manner required by Note D of Schedule 14A.

Initially we were not sure as to the meaning of your comment #11 to provide“stock exchange agreement information”, since the company is not traded on anystock exchange.  Subsequently and based upon telephonic communication with your office, we understood that request simply to mean that you wanted a specific section, in addition to prior references in the narrative materials, as to documents incorporated by reference.  This section has been created as the final section of the proxy statement on page ___, with further reference to the more detailed description of the various means by which the actual exchange agreement with attached exhibits may be obtained by any interest shareholder or other party.

In addition to specifically responding to the above comments contained in your letter of March 29, 2007, we have made various grammar, punctuation, syntax and spelling changes which are indicated in the redline version, but none of which we believe to be substantive changes requiring comment.  The registrant has also voluntarily made or include the following substantive changes:

1.           Croff has updated the included financials to include the Croff December31, 2006 audited financials and audited financials for TRBT for the same period.This has resulted in a necessary updated MD&A section and new proforma financial statements.

2.           The redemption price for preferred “B” shares in the event of dissentingrights was changed by the Board from $4.00 share to $4.20share.  We did notmake any other changes to the Dissenting Shareholder Rights Package ordisclosure as earlier filed.

Mr. Jason Wynn
Division of Corporate Finance/ SEC
October 25, 2007

3.           We are including as a supplemental filings the internal work papers Croffused to compute the net worth and other ratios for the TRBT shares and thepreliminary letter of intent.  There were no other non-public documents related to negotiation of the Exchange Agreement.

4.           The dates presently inserted in the proxy statement for mailing andmeeting dates are primarily space holders at the present time with actual dates tobe inserted when the proxy statement is deemed effective.

The company would request your response back at your earliest convenience and would further request an acceleration of the effective date of this proxy statement for distribution to shareholders at the earliest date possible.

Sincerely,

/S/ Julian D. Jensen
Julian D. Jensen
Corporate Counsel

JDJ
Encls.

[Croff Letterhead]

Certification

The undersigned, Gerald L. Jensen, acting as the President and Chairman of the board of Croff Enterprises, Inc. (Croff) represents that he has been duly authorized by the board of Croff to review, approve and sign the attached and incorporated response letter to the SEC on behalf of Croff and does hereby certify his signature to such letter and affirms all representations made by or on behalf of Croff in such letter.

/S/ Gerald L. Jensen
Gerald L. Jensen
Croff President and Chairman of the Board